                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   4  )*
                                         -----


                               Incomnet, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                453365207
                     ----------------------------------
                              (CUSIP Number)


                              April 14, 1999
-------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /x/ Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  453365207
          -----------

-------------------------------------------------------------------------------
 1   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ironwood Telecom LLC EIN No. 84-1475302 ("Ironwood") (This statement is being filed on behalf of Ironwood and Donald V. Berlanti as Ironwood's indirect controlling member.)
-------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member
     of a Group (See Instructions)

     (a)
          ---------------------------------------------------------------------
     (b)
          ---------------------------------------------------------------------
-------------------------------------------------------------------------------
 3   SEC Use Only

-------------------------------------------------------------------------------
 4   Citizenship or Place of Organization

     Colorado, U.S.A.
-------------------------------------------------------------------------------
 Number of Shares             5   Sole Voting Power
 Beneficially                     Warrants for the purchase of 3,850,000 shares
 Owned by                         of Common Stock (see Item 4 of the
 Each Reporting                   Schedule 13G Responses and footnotes)
 Person With:                     --------------------------------------------
 Person With:                 6   Shared Voting Power
                                  -0-
                                  ---------------------------------------------
                              7   Sole Dispositive Power
                                  Warrants for the purchase of 3,850,000
                                  shares of Common Stock
                                  (see Item 4 of the Schedule 13G Responses
                                  and footnotes)
                                  ---------------------------------------------
                              8   Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
 9   Aggregate Amount Beneficially Owned by Each Reporting Person
     Warrants for the purchase of 3,850,000 shares of Common Stock
     (see Item 4 of the Schedule 13G Responses and footnotes)
-------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (11)
     15.35%## (see Item 4 of the Schedule 13G Responses and footnotes)
-------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)
     00
-------------------------------------------------------------------------------
## THIS AMENDMENT IS BEING FILED TO REFLECT THE WARRANTS ACQUIRED IN THE
   SUBORDINATION TRANSACTION DESCRIBED IN FOOTNOTE *** OF ITEM 10 OF THE
   SCHEDULE 13G RESPONSES. Percentage of class is calculated based upon 25,083,000 shares of Issuer's Common Stock outstanding, which consists of 21,233,000 shares of voting stock outstanding (pursuant to Issuer's most recent Form 10-K, filed on April 1, 1999) and an additional 3,850,000 shares of Common Stock outstanding assuming exercise of the Warrants.

CUSIP No.  453365207
          -----------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Donald V. Berlanti ("Mr. Berlanti")

-------------------------------------------------------------------------------

  2. Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   ---------------------------------------------------------------------

    (b)
          ---------------------------------------------------------------------

-------------------------------------------------------------------------------
 3   SEC Use Only

-------------------------------------------------------------------------------
 4   Citizenship or Place of Organization

     U.S. citizen
-------------------------------------------------------------------------------
 Number of Shares             5   Sole Voting Power
 Beneficially                     -0- (see Item 4 of the Schedule 13G Responses
 Owned by                              and footnotes)
 Each Reporting              --------------------------------------------------
 Person With:                 6   Shared Voting Power
                                  -0-
                             --------------------------------------------------
                              7   Sole Dispositive Power
                                  -0- (see Item 4 of the Schedule 13G Responses
                                       and footnotes)
                             --------------------------------------------------
                              8   Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
 9   Aggregate Amount Beneficially Owned by Each Reporting Person
     Warrants for the purchase of 3,850,000 shares of Common Stock
     (see Item 4 of the Schedule 13G Responses and footnotes)
-------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (11)
     15.35% (see Item 4 of the Schedule 13G Responses and footnotes)
-------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

                             Schedule 13G Responses

This Amendment is the fourth amendment to the Statement on Schedule 13G filed on December 28, 1998 (as previously amended, the "Statement") with the Securities and Exchange Commission by Ironwood Telecom LLC in connection with its ownership of certain securities of Incomnet, Inc. ("Issuer"). All capitalized terms used and not defined in this Amendment No. 4 have the meanings given to them in the Statement. The Cover Sheets of the Statement have been restated, with amendments, in their entirety. With respect to the
Schedule 13G Responses, only those items that have been amended are restated.



Item 2.

     (d)  Title of Class of Securities

          Ironwood holds warrants for the purchase of 3,850,000 shares of the Issuer's Common Stock (the "Warrants") exercisable upon shareholder approval of an amendment to the Issuer's Articles of Incorporation to increase the authorized number of shares of the Issuer's Common Stock to accommodate exercise of such Warrants. See also footnote ### to Item 4 of the Schedule 13G Responses.

Item 4.   Ownership.*

     (a) Amount beneficially owned: 3,850,000 (upon exercise of the Warrants)###

     (b)  Percent of class:          15.35% (upon exercise of the Warrants)###
          THIS AMENDMENT IS BEING FILED TO REFLECT THE WARRANTS ACQUIRED IN THE SUBORDINATION TRANSACTION DESCRIBED IN FOOTNOTE *** OF ITEM 10 OF THE SCHEDULE 13G RESPONSES.

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote      3,850,000 (upon
                                                             exercise of the
                                                             Warrants)

          (ii) Shared power to vote or to direct the vote              0

          (iii) Sole power to dispose or to direct the
                disposition of                               3,850,000 (upon
                                                             exercise of the
                                                             Warrants)

          (iv) Shared power to dispose or to direct
               the disposition of                                       0

Item 10.  Certification.***

Certification for Rule 13-d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IRONWOOD TELECOM LLC

/s/ Donald V. Berlanti
-------------------------------------------
Signature: Donald V. Berlanti
Date: February 5, 1999
Name/Title: Sole Manager of Ironwood Telecom LLC


/s/ Donald V. Berlanti
-------------------------------------------
Donald V. Berlanti, Sole Manager and
  Indirect Controlling Member of Ironwood Telecom LLC

-----------------
*** John P. Hill, Jr., an administrative manager of Quince, is also a director of Issuer and President of TPS. Ironwood and Mr. Berlanti specifically disclaim any purpose of changing or influencing the control of Issuer by virtue of Mr. Hill's relationship with Issuer.

In connection with $1,785,470 of bridge financing provided on November 4, 1998 ("Bridge Financing") and $16,785,470 of term financing on December 15, 1998 ("Term Financing") to Issuer, Ironwood acquired the warrants for the purchase of 2,000,000 shares of the Issuer's Common Stock, the warrants for the purchase of 600,000 shares of the Issuer's Common Stock, and the 1,000,000 Share Warrants. Mr. Casey and Denis Richard, the president and chief executive officer of Issuer, have each executed a voting agreement pursuant to which they are each obligated to vote all of their voting shares of Issuer in favor of increasing the authorized number of shares of Issuer's Common Stock. Ironwood and Mr. Berlanti specifically disclaim any purpose of changing or influencing the control of the Issuer by virtue of these agreements.

On April 14, 1999, the Issuer secured a credit facility from Foothill Financial Corporation ("Foothill"). Foothill is unrelated to Ironwood or any of its affiliates. Foothill required, as a condition of providing the credit facility, that Ironwood subordinate certain liens and security interests (the "Security Interests") that Ironwood maintained on the assets of the Issuer's subsidiary, Incomnet Communications Corporation. Ironwood had obtained the Security Interests as a result of the Bridge Financing and the Term Financing. In consideration for the subordination, the Issuer issued to Ironwood warrants to purchase 1,250,000 shares of the Issuer's Common Stock. Ironwood and Mr. Berlanti specifically disclaim any purpose of changing or influencing the control of the Issuer by virtue of the subordination.

                                       3